UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

                            James River Coal Company
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    470355207
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 22, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 470355207               SCHEDULE 13D/A               PAGE 2 OF 7 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     PIRATE CAPITAL LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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               7    SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,343,973
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,343,973
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,343,973
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP NO. 470355207               SCHEDULE 13D/A               PAGE 3 OF 7 PAGES
-------------------                                            -----------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     THOMAS R. HUDSON JR.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,343,973
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,343,973
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,343,973
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 470355207               SCHEDULE 13D/A               PAGE 4 OF 7 PAGES
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The Schedule 13D filed on November 17, 2005 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr.
(together, the "Reporting Persons"), relating to the shares of common stock, $0.01 par value (the "Shares"), of James River Coal Company (the "Issuer"), as previously amended by Amendment No. 1 filed on December 15, 2005, Amendment No.
2 filed on December 29, 2005, Amendment No. 3 filed on January 19, 2006, Amendment No. 4 filed on February 2, 2006, Amendment No. 5 filed on February 10, 2006, Amendment No. 6 filed on March 24, 2006, Amendment No. 7 filed on April
28, 2006, Amendment No. 8 filed on May 1, 2006, and Amendment No. 9 filed on
July 5, 2006, is hereby amended as set forth by this Amendment No. 10.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 of the Schedule 13D is hereby amended and restated as follows:

      Funds for the purchase of the Shares were derived from available capital of the Holders (as defined below). A total of approximately $93,110,026 was paid to acquire the Shares.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

      On August 22, 2006, Pirate Capital and the Issuer entered into a Settlement Agreement providing, among other things, for the immediate election to the Issuer's Board of Matthew Goldfarb, W. Douglas Blackburn, Jr. and Ronald
J. FlorJancic, and the withdrawal by Pirate Capital of the proposals it had previously indicated it would present at the Issuer's 2006 annual meeting of shareholders. A copy of the Settlement Agreement is attached hereto as Exhibit G and incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated as follows:

      (a) The Reporting Persons beneficially own 2,343,973 Shares, constituting approximately 14.1% of the outstanding Shares. The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 16,589,127 Shares outstanding as of August 1, 2006, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

      (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 821,515 Shares held by Jolly Roger Fund LP. By virtue of an agreement with Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD (together with Jolly Roger Fund LP, the "Holders"), Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,522,458 Shares held by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD. By virtue of his position as sole Managing Member of Pirate Capital, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital has voting power or dispositive power. Accordingly, Pirate Capital and Thomas R. Hudson Jr. are deemed to have shared voting and shared dispositive power with respect to an aggregate of 2,343,973 Shares.

      (c) The following transactions in the Shares were effected by the Reporting Persons since the last amendment to this Schedule 13D. All of the Shares were purchased pursuant to the exercise of privately held options.*

Jolly Roger Activist Portfolio Company LTD

Trade Date     Shares Purchased (Sold)         Price per Share ($)
----------     ----------------                ---------------
7/07/2006             100,000                        33.87
7/07/2006             100,000                        33.77
7/07/2006             100,000                        33.62
7/07/2006             100,000                        36.48

* The number of Shares beneficially owned by the Reporting Persons decreased by 91,027 as of August 9, 2006 due to the termination of the investment advisory agreement with respect to Mint Master Fund LTD.

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CUSIP NO. 470355207               SCHEDULE 13D/A               PAGE 5 OF 7 PAGES
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit A - Joint Acquisition Statement, dated November 17, 2006 (previously filed)

Exhibit B - Letter from the Reporting Persons to the Issuer, dated February 10, 2006 (previously filed)

Exhibit C - Agreement between Pirate Capital and the Issuer dated March 23, 2006 (previously filed)

Exhibit D - Amendment, dated April 27, 2006, to the Agreement between Pirate Capital and the Issuer dated March 23, 2006 (previously filed)

Exhibit E - Shareholder Notification Letter, dated July 5, 2006 (previously filed)

Exhibit F - Demand Letter, dated July 5, 2006 (previously filed)

Exhibit G - Settlement Agreement between Pirate Capital and the Issuer dated August 22, 2006

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CUSIP NO. 470355207               SCHEDULE 13D/A               PAGE 6 OF 7 PAGES
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                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2006

                               PIRATE CAPITAL LLC


                          By: /s/ Thomas R. Hudson Jr.
                              ------------------------
                          Name:  Thomas R. Hudson Jr.
                          Title: Managing Member

                              /s/ Thomas R. Hudson Jr.
                              ------------------------
                              Thomas R. Hudson Jr.

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CUSIP NO. 470355207               SCHEDULE 13D/A               PAGE 7 OF 7 PAGES
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                                  EXHIBIT INDEX

The Exhibit Index of the Schedule 13D is hereby amended and restated as follows:

Exhibit A - Joint Acquisition Statement, dated November 17, 2006 (previously filed)

Exhibit B - Letter from the Reporting Persons to the Issuer, dated February 10, 2006 (previously filed)

Exhibit C - Agreement between Pirate Capital and the Issuer dated March 23, 2006 (previously filed)

Exhibit D - Amendment, dated April 27, 2006, to the Agreement between Pirate Capital and the Issuer dated March 23, 2006 (previously filed)

Exhibit E - Shareholder Notification Letter, dated July 5, 2006 (previously filed)

Exhibit F - Demand Letter, dated July 5, 2006 (previously filed)

Exhibit G - Settlement Agreement between Pirate Capital and the Issuer dated August 22, 2006

EXHIBIT G

JAMES RIVER COAL COMPANY
901 East Byrd Street
Suite 1600
Richmond, VA 23219-4080


August 22, 2006

Pirate Capital LLC
200 Connecticut Avenue, 4th Floor
Norwalk, Connecticut 06854
Attention: Thomas R. Hudson Jr.

      RE:   SETTLEMENT AGREEMENT

Gentlemen:

      We refer to the agreement, dated as of March 23, 2006, and amended by letter agreement dated as of April 27, 2006 (as so amended, the "Tolling Agreement"), by and between Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and James River Coal Company, a Virginia corporation (the "Company"). Capitalized terms used but not defined in this letter agreement shall have the meaning ascribed to such terms in the Tolling Agreement.

      The purpose of this letter agreement is to reflect our mutual agreement, in consideration of the mutual agreements and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged by the Company and Pirate Capital, on the following matters:

1. The current board of directors of the Company (the "Board") shall elect Matthew Goldfarb, W. Douglas Blackburn, Jr. and Ronald J. FlorJancic to serve on the Board, with such elections to be effective immediately. The Board shall nominate and recommend Mr. Goldfarb for re-election by the shareholders of the Company at the 2006 Annual Meeting to serve a term to expire at the Company's 2009 annual meeting of shareholders. The Board shall nominate and recommend Mr. Blackburn to serve a term to expire at the Company's 2007 annual meeting of shareholders. The Board shall nominate and recommend Mr. FlorJancic to serve a term to expire at the Company's 2008 annual meeting of shareholders. Mr. Goldfarb shall agree to offer his resignation from the Board in the circumstances described below the signatures of the parties to this letter agreement.

2. Pirate Capital shall vote all shares of Common Stock beneficially owned by it or any of the Funds in favor of the re-election of Joseph H. Vipperman at the 2006 Annual Meeting to serve a term to expire at the Company's 2009 annual meeting of shareholders, and shall withdraw all proposals that it previously had indicated it intended to present at the Company's 2006 Annual Meeting and will not reintroduce any such proposals or make any other proposals at such 2006 Annual Meeting.

3. The Board shall take such actions as are necessary to amend the Company's Bylaws to adjust the number of directors of the Company to comply with the terms of this letter agreement.

4. The Company and Pirate Capital agree that the 2006 Annual Meeting shall be held on November 2, 2006. The Company shall proceed to announce the date of such meeting as soon as practicable and shall cause a proxy statement consistent with the terms of this letter agreement to be distributed to its shareholders as soon as practicable. Pirate Capital shall have the opportunity to review and provide comments on all proxy and other solicitation material prior to filing or use.

5. The New Board shall proceed as soon as practicable to consider whether or not to amend the Rights Agreement, dated as of May 25, 2004, between the Company and SunTrust Bank, as Rights Agent.

      To the extent both this letter agreement and the Tolling Agreement address any of the above matters, this letter agreement shall amend and supersede the Tolling Agreement. This letter agreement constitutes the entire agreement of the parties with respect to the subject matter addressed herein. This letter agreement may be executed by facsimile and in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. This letter agreement shall be governed by, and shall be construed and enforced in accordance with, the internal laws of the State of New York, without regard to conflict of laws principles.

Very truly yours,

JAMES RIVER COAL COMPANY


By:    /s/ Peter T. Socha
   ------------------------------------------------------
Name:  Peter T. Socha
Title: Chairman, President and
       Chief Executive Officer


Accepted and Agreed as of the date first set forth above.

PIRATE CAPITAL LLC

By:    /s/ Thomas R. Hudson Jr.
   ------------------------------------------------------
Name:  Thomas R. Hudson Jr.
Title: Managing Member


The undersigned, Matthew Goldfarb, agrees as follows:

      At such time as either (i) Pirate Capital LLC and its affiliates own, in the aggregate, less than five percent (5%) of the Company's outstanding Common Stock (for reasons other than dilution caused by the Company's issuance of new securities) or (ii) the undersigned is no longer affiliated with Pirate Capital LLC, the undersigned will offer his resignation as a director of the Company. The Board will have the opportunity, but not the obligation, to accept this resignation.


                                                      /s/ Matthew Goldfarb
                                                      --------------------------
                                                      Matthew Goldfarb